BioNTech SE, Mainz
Ordinary Annual General Meeting on 25/05/2023

Voting results - Overview

Item 2	Resolution on the Appropriation of Balance Sheet Profit for the 2021 Financial Year		(adopted)
	232,713,555	Shares for which valid votes were cast (= 93.63 % of capital stock)	
	232,692,836	Yes votes (99.99 %)	
	20,719	No votes (0.01 %)	
Item 3	Resolution on the Appropriation of Balance Sheet Profit for the 2022 Financial Year		(adopted)
	232,713,524	Shares for which valid votes were cast (= 93.63 % of capital stock)	
	232,692,263	Yes votes (99.99 %)	
	21,261	No votes (0.01 %)	
Item 4	Resolution on the Approval of the Actions of the Management Board		(adopted)
	192,986,218	Shares for which valid votes were cast (= 77.64 % of capital stock)	
	192,855,051	Yes votes (99.93 %)	
	131,167	No votes (0.07 %)	
Item 5	Resolution on the Approval of the Actions of the Supervisory Board		(adopted)
	229,573,321	Shares for which valid votes were cast (= 92.36 % of capital stock)	
	228,915,149	Yes votes (99.71 %)	
	658,172	No votes (0.29 %)	
Item 6	Resolution on the Appointment of the Auditor of the Annual Financial Statements and the Auditor of the Consolidated Financial Statements for the 2023 Financial Year as well as the Auditor for any Audit or Review of Interim Financial Information During the Year		(adopted)
	232,635,368	Shares for which valid votes were cast (= 93.60 % of capital stock)	
	231,934,876	Yes votes (99.70 %)	
	700,492	No votes (0.30 %)	
Item 7	Resolution on the Approval of the Remuneration Report		(adopted)
	232,450,514	Shares for which valid votes were cast (= 93.52 % of capital stock)	
	222,787,864	Yes votes (95.84 %)	
	9,662,650	No votes (4.16 %)	
Item 8.1	Resolution on Elections to the Supervisory Board – Baroness Nicola Blackwood		(adopted)
	232,714,773	Shares for which valid votes were cast (= 93.63 % of capital stock)	
	231,694,409	Yes votes (99.56 %)	
	1,020,364	No votes (0.44 %)	
Item 8.2	Resolution on Elections to the Supervisory Board – Dr. Ulrich Wandschneider		(adopted)
	232,717,665	Shares for which valid votes were cast (= 93.63 % of capital stock)	
	231,707,511	Yes votes (99.57 %)	
	1,010,154	No votes (0.43 %)	
Item 8.3	Resolution on Elections to the Supervisory Board – Michael Motschmann		(adopted)
	232,715,704	Shares for which valid votes were cast (= 93.63 % of capital stock)	
	227,783,769	Yes votes (97.88 %)	
	4,931,935	No votes (2.12 %)	

Note: Percentages rounded to 2 decimal places

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Voting results - Overview BioNTech SE, Mainz Ordinary Annual General Meeting on 25/05/2023 Page 2Note: Percentages rounded to 2 decimal places Item 9 Resolution on the Amendment to Sec. 16 para. 5 of the Articles of Association to Authorize the Management Board to Provide for the Holding of a Virtual Annual General Meeting (adopted) 232,721,487 Shares for which valid votes were cast (= 93.63 % of capital stock) 228,762,725 Yes votes (98.30%) 3,958,762 No votes (1.70%) Item 10 Resolution on the Amendment to Sec. 16 para. 4 of the Articles of Association concerning the Participation of Supervisory Board Members in the Annual General Meeting by means of Video and Audio Transmission (adopted) 232,194,565 Shares for which valid votes were cast (= 93.42 % of capital stock) 228,992,375 Yes votes (98.62%) 3,202,190 No votes (1.38%) Item 11.1 Resolution on the Approval of the Conclusion of Four Domination and Profit and Loss Transfer Agreements - BioNTech Idar-Oberstein Services GmbH (adopted) 232,700,341 Shares for which valid votes were cast (= 93.62 % of capital stock) 232,680,446 Yes votes (99.99%) 19,895 No votes (0.01%) Item 11.2 Resolution on the Approval of the Conclusion of Four Domination and Profit and Loss Transfer Agreements - NT Security and Services GmbH (adopted) 232,698,467 Shares for which valid votes were cast (= 93.62 % of capital stock) 232,677,938 Yes votes (99.99%) 20,529 No votes (0.01%) Item 11.3 Resolution on the Approval of the Conclusion of Four Domination and Profit and Loss Transfer Agreements - BioNTech BioNTainer Holding GmbH (adopted) 232,701,041 Shares for which valid votes were cast (= 93.62 % of capital stock) 232,681,127 Yes votes (99.99%) 19,914 No votes (0.01%) Item 11.4 Resolution on the Approval of the Conclusion of Four Domination and Profit and Loss Transfer Agreements - BioNTech Individualized mRNA Manufacturing GmbH (adopted) 232,686,790 Shares for which valid votes were cast (= 93.62 % of capital stock) 232,667,715 Yes votes (99.99%) 19,075 No votes (0.01%)